Exhibit 99.1

May 27, 2009	TSX: QC NYSE-AMEX/AIM: QCC

Results of the Annual General Meeting, Change in Directors,
Annual Grant of Options and Director Dealing

Vancouver, British Columbia – Quest Capital Corp. (the ‘Company’) reports on the following matters:

Results of Annual General Meeting

Following the Annual General Meeting of the Company held on May 21, 2009, the Company is pleased to announce that all of the resolutions presented to shareholders were passed.

Changes in Directors

The Company also reports the resignation of Stephen C. Coffey, from the Board of Directors of the Company, effective immediately.

The Company would like to thank Mr. Coffey for his contributions to Quest Capital over the past year and wish him continued success in his future business endeavours.

Following the resignation of Mr. Coffey, the current Board of the Company is comprised of Robert G. Atkinson, Brian E. Bayley, W. David Black, Frank B. Mayer, Dale C. Peniuk, A. Murray Sinclair and Walter M. Traub

Pursuant to the requirements of AIM, the following is a summary of the changes in the Board over the past two years:

Resignations

Effective April 30, 2007, Edward Mercaldo (65 years old) and Henry Knowles (75 years old) resigned from the Board; effective December 31, 2007, Michael Winn (45 years old) resigned from the Board; and effective May 27, 2008, Daniel Goodman (38 years old) resigned from the Board.

Elections

On May 27, 2008, Stephen Coffey (56 years old) was elected to the Board.  Mr. Coffey was not a director of any other public company within the five years prior to his appointment to Quest and he did not hold any other public company directorships at his appointment.

On May 7, 2007, Dale C. Peniuk (47 years old) was elected to the Board.  Mr. Peniuk was a director of Corriente Resources Inc., EuroZinc Mining Corporation, Lundin Mining Corporation and Rainy River Resources Ltd. within the five years prior to his appointment to Quest and at the time of his appointment.  He is currently a director of Corriente Resources Inc., Lundin Mining Corporation, Rainy River Resources Ltd. and Reservoir Capital Corp.

On April 30, 2007, Walter M. Traub (60 years old) was elected to the Board.  Mr. Traub was not a director of any other public company within the five years prior to his appointment to Quest or at the time of his appointment and currently, he is not a director of any other public companies.

On May 27, 2008, Frank B. Mayer (65 years old) was elected to the Board.  Mr. Mayer was not a director of any other public company within the five years prior to his appointment to Quest or at the time of his appointment and currently, he is not a director of any other public companies.

 Annual Grant of Options

In 2007, the Board of Directors passed a resolution to annually grant stock options to the non-executive directors of the Company following its annual general meeting.  The Company reports that effective May 21, 2009, the Company granted options to purchase up to 250,000 common shares to the following directors:  Robert G. Atkinson, W. David Black, Frank B. Mayer, Dale C. Peniuk and Walter M. Traub as to 50,000 shares each.  The options are exercisable at the exercise price of $1.05 per common share for a term of five years expiring on May 21, 2014 and vest equally over the next twelve quarters.

Director Dealing

On May 21, 2009, Mr. A. Murray Sinclair notified the Company that on May 20, 2009 he purchased 7,500 common shares of the Company at $0.96 per share and on May 21, 2009, he purchased 24,500 common shares at $0.95 per share.  Following the purchase of these shares, Mr. Sinclair holds 4,305,697 shares of the Company, representing approximately 2.86% of the issued and outstanding share capital of the Company.

On May 22, 2009, Mr. Jim Grosdanis notified the Company that he purchased 4,000 common shares at $1.02. Following the purchase of these shares, Mr. Grosdanis holds 27,500 shares of the Company, representing approximately 0.02% of the issued and outstanding share capital of the Company.

About Quest

Quest’s expertise is providing mortgages in the real estate sector.  Quest’s objective is to become Canada’s largest Mortgage Investment Corporation in terms of (i) equity, (ii) loans generated and (iii) profitability.

Contact in Canada	Contacts in London
A. Murray Sinclair, Chairman (P): (604) 687-8378 (F) (604) 681-4692	AIM NOMAD: Canaccord Adams Limited Phone: +442070506765 Ryan Cohen: ryan.cohen@canaccordadams.com Ryan Gaffney: ryan.gaffney@canaccordadams.com
Brian E. Bayley, President (P): (604) 687-8378 (F): (604) 681-4692